Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

BIOGEN AND GINKGO BIOWORKS ANNOUNCE COLLABORATION AND LICENSE AGREEMENT TO DEVELOP NOVEL GENE THERAPY MANUFACTURING PLATFORM

•	Collaboration aims to develop a next-generation AAV production platform to help accelerate Biogen’s efforts to bring novel gene therapies to patients worldwide

•	Ginkgo’s synthetic biology expertise may enable the expansion of therapeutic utility and overcome development challenges of viral vectors for gene therapy

•	Ginkgo to receive $5 million upfront payment and is eligible for up to $115 million in potential research, development, and commercial milestones

CAMBRIDGE, Mass. and BOSTON, Mass. — May 21, 2021 – Biogen (Nasdaq: BIIB) and Ginkgo Bioworks today announced a gene therapy collaboration. Together, the companies aim to redefine the industry standard for manufacturing recombinant adeno-associated virus (AAV)-based vectors.

Recombinant AAV-based vectors are widely used to develop innovative gene therapies and have the potential to treat certain neurological and neuromuscular diseases as well as other conditions across multiple therapeutic areas. Currently, manufacturing is time-consuming and expensive making it difficult to develop therapies for diseases with high dose needs and with large patient populations. Ginkgo seeks to solve these challenges by applying its mammalian cell programming platform, with the aim to improve the efficiency of AAV-producing plasmid vectors and cell lines, which could accelerate Biogen’s development of novel gene therapies.

“We believe that Ginkgo’s unique combination of cell programming expertise, proprietary tools and knowledge of biological systems make them an ideal collaboration partner to explore a large number of design ideas with the goal of optimizing constructs,” said Alphonse Galdes, Ph.D., Head of Pharmaceutical Operations and Technology at Biogen. “They share our goal of ensuring approved therapies are not delayed by manufacturing constraints and are available to patients worldwide.”

“We are excited to collaborate with Biogen as they aim to develop treatments that may potentially slow, halt or cure neurological and neurodegenerative diseases and seek to enhance the industry standard for AAV manufacturing,” said Jason Kelly, CEO of Ginkgo Bioworks. “Synthetic biology is leveraging the power of living cells to develop the next generation of therapeutics, everything from CAR-T, to CRISPR and gene therapies, which we believe will have a material impact on the lives of many.”

Under the terms of the agreement, Biogen will receive access to Ginkgo’s proprietary cell programming platform and capabilities. Ginkgo will utilize its bioengineering facilities and resources with the aim of enhancing the AAV production titers of Biogen’s gene therapy manufacturing processes. Ginkgo will receive an upfront payment of $5 million and is eligible for milestone payments up to an additional $115 million should the collaboration programs achieve certain research, developmental and commercial milestones.

About Biogen

At Biogen, our mission is clear: we are pioneers in neuroscience. Biogen discovers, develops and delivers worldwide innovative therapies for people living with serious neurological and neurodegenerative diseases as well as related therapeutic adjacencies. One of the world’s first global biotechnology companies, Biogen was founded in 1978 by Charles Weissmann, Heinz Schaller, Kenneth Murray and Nobel Prize winners Walter Gilbert and Phillip Sharp. Today Biogen has the leading portfolio of medicines to treat multiple sclerosis, has introduced the first approved treatment for spinal muscular atrophy, commercializes biosimilars of advanced biologics and is focused on advancing research programs in multiple sclerosis and neuroimmunology, Alzheimer’s disease and dementia, neuromuscular disorders, movement disorders, ophthalmology, neuropsychiatry, immunology, acute neurology and neuropathic pain.

We routinely post information that may be important to investors on our website at www.biogen.com. Follow us on social media – Twitter, LinkedIn, Facebook, YouTube.

About Ginkgo Bioworks

Ginkgo is building a platform to program cells as easily as we can program computers. The company’s platform is enabling the growth of biotechnology across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including community testing, epidemiological tracing, vaccine development and therapeutics discovery. For more information, visit www.ginkgobioworks.com.

Biogen Safe Harbor

This news release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, relating to the potential benefits and results that may be achieved through Biogen’s collaboration with Ginkgo Bioworks; the identification and treatment of neurological and neuromuscular diseases; Biogen’s research and development programs; the potential benefits of gene therapy, including a gene therapy manufacturing platform; risks and uncertainties associated with drug development and commercialization; the potential of Biogen’s commercial business and pipeline programs; and Biogen’s strategy and plans, including related to gene therapy. These forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “possible,” “will,” “would” and other words and terms of similar meaning. Drug development and commercialization involve a high degree of risk, and only a small number of research and development programs result in commercialization of a product. You should not place undue reliance on these statements or the scientific data presented.

These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements, including without limitation, uncertainty as to whether the anticipated benefits of the collaboration can be achieved; risks of unexpected costs or delays or other unexpected hurdles; uncertainty of success in the development of a gene therapy manufacturing platform, which may be impacted by, among other things, unexpected concerns that may arise from data or analysis, the occurrence of adverse safety events, failure to obtain regulatory approvals in certain jurisdictions, failure to protect and enforce data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; the direct and indirect impacts of the ongoing COVID-19 pandemic on Biogen’s business, results of operations and financial condition; product liability claims; and third party collaboration risks. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from Biogen’s expectations in any forward-looking statement. Investors should consider this cautionary statement as well as the risk factors identified in Biogen’s most recent annual or quarterly report and in other reports Biogen has filed with the U.S. Securities and Exchange Commission. These statements are based on Biogen’s current beliefs and expectations and speak only as of the date of this news release. Biogen does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

BIOGEN MEDIA CONTACT:	BIOGEN INVESTOR CONTACT:
Natacha Gassenbach	Mike Hencke
(617) 679-4945	Tel: (781) 464-2442
public.affairs@biogen.com	IR@biogen.com

GINKGO MEDIA CONTACTS:	GINKGO INVESTOR CONTACTS:
press@ginkgobioworks.com	investors@ginkgobioworks.com
ginkgobioworks@missionnorth.com	investors@eagleequityptnrs.com